UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF JANUARY 2009
Medellín, Colombia, February 13, 2009
Bancolombia S.A. (“Bancolombia”) (CIB) reported unconsolidated net income of Ps. 56.1 billion for the month ended January 31 2009, increasing 19.2% as compared to the same period of 2008.
•	Net interest income, including investment securities, totaled Ps.233 billion in January 2009, increasing 35.2% as compared to the same period of 2008.

•	Net fees and income from services in January 2009 totaled Ps. 64.3 billion, which represents an increase of 8.4% as compared to the same period of 2008.

•	Other operating income was negative in the amount of Ps. 3.1 billion for January 2009, representing a decrease of 121.8% as compared to the same period last year.

•	Net provisions totaled Ps. 82.3 billion in January 2009, which represents an increase of 266.5% as compared to the same period of 2008. Bancolombia’s (unconsolidated) level of past due loans (i.e. loans overdue for more than 30 days) as a percentage of total loans amounted to 3.64% as of January 31, 2009, and the ratio of allowances to past due loans increased to 137.9% as of the same date.

•	Operating expenses totaled Ps. 156.3. billion in January 2009, increasing 15.8% as compared to the same period of 2008.
Total assets (unconsolidated) amounted to Ps. 39.7 trillion, loans amounted to Ps. 28.1 trillion, deposits totaled Ps. 25.0 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 6.0 trillion.
Market Share
According to ASOBANCARIA (Colombia’s national banking association),Bancolombia’s market share of the Colombian financial system as of January 2009, was as follows: 19.1% of total deposits, 22% of total net loans, 20.9% of total savings accounts, 22.5% of total checking accounts and 14.9% of total time deposits.
Note: This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Jan08/Dec08		Annual
(Ps Millions)	Jan-08	Dec-08	Jan-09	$	%	%
ASSETS
Cash and due from banks	2,209,744	2,529,017	2,843,811	314,794	12.45%	28.69%
Overnight funds sold	1,109,539	1,134,172	1,147,062	12,890	1.14%	3.38%
Total cash and equivalents	3,319,283	3,663,189	3,990,873	327,684	8.95%	20.23%

Debt securities	3,674,684	4,426,643	4,422,469	-4,174	-0.09%	20.35%
Trading	1,422,004	1,707,142	1,453,812	-253,330	-14.84%	2.24%
Available for Sale	1,231,703	1,157,908	1,167,906	9,998	0.86%	-5.18%
Held to Maturity	1,020,977	1,561,593	1,800,751	239,158	15.32%	76.38%
Equity securities	982,569	1,398,326	1,155,938	-242,388	-17.33%	17.64%
Trading	8,921	284,523	7,933	-276,590	-97.21%	-11.07%
Available for Sale	973,648	1,113,803	1,148,005	34,202	3.07%	17.91%
Market value allowance	-29,844	-18,541	-18,577	-36	0.19%	-37.75%
Net investment securities	4,627,409	5,806,428	5,559,830	-246,598	-4.25%	20.15%

Commercial loans	17,621,710	21,592,420	21,759,962	167,542	0.78%	23.48%
Consumer loans	3,697,606	3,863,350	3,832,141	-31,209	-0.81%	3.64%
Small business loans	110,377	126,372	121,262	-5,110	-4.04%	9.86%
Mortgage loans	2,011,694	2,327,127	2,392,171	65,044	2.80%	18.91%
Allowance for loans and financial leases losses	-963,202	-1,405,229	-1,408,956	-3,727	0.27%	46.28%
Net total loans and financial leases	22,478,185	26,504,040	26,696,580	192,540	0.73%	18.77%

Accrued interest receivable on loans	301,753	408,226	421,796	13,570	3.32%	39.78%
Allowance for accrued interest losses	-24,418	-30,464	-29,704	760	-2.49%	21.65%
Net total interest accrued	277,335	377,762	392,092	14,330	3.79%	41.38%

Customers’ acceptances and derivatives	272,284	285,069	53,282	-231,787	-81.31%	-80.43%
Net accounts receivable	361,950	446,815	336,288	-110,527	-24.74%	-7.09%
Net premises and equipment	485,535	671,587	666,047	-5,540	-0.82%	37.18%
Foreclosed assets	7,356	4,143	4,090	-53	-1.28%	-44.40%
Prepaid expenses and deferred charges	60,445	68,813	339,850	271,037	393.87%	462.25%
Goodwill	10,204	1,841	1,423	-418	-22.71%	-86.05%
Other	170,658	227,879	278,937	51,058	22.41%	63.45%
Reappraisal of assets	1,128,492	1,357,553	1,426,110	68,557	5.05%	26.37%

Total assets	33,199,136	39,415,119	39,745,402	330,283	0.84%	19.72%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,223,782	5,320,992	4,688,015	-632,977	-11.90%	10.99%
Checking accounts	3,918,762	4,930,757	4,320,383	-610,374	-12.38%	10.25%
Other	305,020	390,235	367,632	-22,603	-5.79%	20.53%

Interest bearing	16,654,620	19,978,873	20,345,999	367,126	1.84%	22.16%
Checking accounts	376,123	707,816	587,767	-120,049	-16.96%	56.27%
Time deposits	4,819,431	6,852,631	7,828,958	976,327	14.25%	62.45%
Savings deposits	11,459,066	12,418,426	11,929,274	-489,152	-3.94%	4.10%

Total deposits	20,878,402	25,299,865	25,034,014	-265,851	-1.05%	19.90%
Overnight funds	620,896	1,077,180	728,566	-348,614	-32.36%	17.34%
Bank acceptances outstanding	72,217	55,864	40,996	-14,868	-26.61%	-43.23%
Interbank borrowings	584,154	1,043,014	1,006,794	-36,220	-3.47%	72.35%
Borrowings from domestic development banks	1,548,562	1,829,255	1,953,475	124,220	6.79%	26.15%
Accounts payable	2,079,093	1,327,300	1,681,106	353,806	26.66%	-19.14%
Accrued interest payable	156,921	211,678	238,439	26,761	12.64%	51.95%
Other liabilities	317,029	406,111	551,796	145,685	35.87%	74.05%
Bonds	1,588,198	2,148,993	2,219,661	70,668	3.29%	39.76%
Accrued expenses	257,434	113,711	248,956	135,245	118.94%	-3.29%

Total liabilities	28,102,906	33,512,971	33,703,803	190,832	0.57%	19.93%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,157,065	3,706,200	3,762,304	56,104	1.51%	19.17%
Appropiated	3,110,017	2,662,531	3,706,200	1,043,669	39.20%	19.17%
Unappropiated	47,048	1,043,669	56,104	-987,565	-94.62%	19.25%

Reappraisal and others	1,587,748	1,816,942	1,885,503	68,561	3.77%	18.75%
Gross unrealized gain or loss on debt securities	(42,497)	(14,908)	(122)	14,786	-99.18%	-99.71%

Total shareholder’s equity	5,096,230	5,902,148	6,041,599	139,451	2.36%	18.55%

Total liabilities and shareholder’s equity	33,199,136	39,415,119	39,745,402	330,283	0.84%	19.72%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Jan-08	Jan-09%		Dec-08	Jan-09%
Interest income and expenses
Interest on loans	273,929	351,574	28.34%	374,819	351,574	-6.20%
Interest on investment securities	2,118	30,820	1355.15%	29,984	30,820	2.79%
Overnight funds	6,054	4,756	-21.44%	5,472	4,756	-13.08%
Total interest income	282,101	387,150	37.24%	410,275	387,150	-5.64%

Interest expense
Checking accounts	1,398	1,974	41.20%	2,454	1,974	-19.56%
Time deposits	33,952	57,107	68.20%	52,736	57,107	8.29%
Savings deposits	44,744	55,850	24.82%	57,652	55,850	-3.13%
Total interest on deposits	80,094	114,931	43.50%	112,842	114,931	1.85%

Interbank borrowings	3,161	4,321	36.70%	3,257	4,321	32.67%
Borrowings from domestic development banks	8,616	11,231	30.35%	10,902	11,231	3.02%
Overnight funds	6,075	5,123	-15.67%	5,269	5,123	-2.77%
Bonds	11,860	18,544	56.36%	18,521	18,544	0.12%
Total interest expense	109,806	154,150	40.38%	150,791	154,150	2.23%

Net interest income	172,295	233,000	35.23%	259,484	233,000	-10.21%
Provision for loan and accrued interest losses, net	(33,095)	(88,739)	168.13%	(141,182)	(88,739)	-37.15%
Recovery of charged-off loans	6,457	7,179	11.18%	6,885	7,179	4.27%
Provision for foreclosed assets and other assets	(1,316)	(1,347)	2.36%	(1,642)	(1,347)	-17.97%
Recovery of provisions for foreclosed assets and other assets	5,495	601	-89.06%	8,045	601	-92.53%

Total net provisions	(22,459)	(82,306)	266.47%	(127,894)	(82,306)	-35.65%
Net interest income after provision for loans and accrued interest losses	149,836	150,694	0.57%	131,590	150,694	14.52%

Commissions from banking services and other services	7,440	8,132	9.31%	15,464	8,132	-47.41%
Electronic services and ATM’s fees, net	6,838	7,411	8.38%	7,727	7,411	-4.09%
Branch network services, net	7,639	7,782	1.87%	9,798	7,782	-20.58%
Collections and payments fees, net	9,992	11,840	18.49%	13,241	11,840	-10.58%
Credit card merchant fees, net	1,287	189	-85.31%	4,097	189	-95.39%
Credit and debit card fees, net	25,007	27,535	10.11%	31,215	27,535	-11.79%
Checking fees, net	5,016	5,188	3.43%	6,265	5,188	-17.19%
Check remittance, net	825	862	4.48%	1,102	862	-21.78%
International operations, net	2,854	3,255	14.05%	3,519	3,255	-7.50%
Total fees and other service income	66,898	72,194	7.92%	92,428	72,194	-21.89%

Other fees and service expenses	(7,551)	(7,839)	3.81%	(7,279)	(7,839)	7.69%
Total fees and income from services, net	59,347	64,355	8.44%	85,149	64,355	-24.42%

Other operating income
Net foreign exchange gains	(46,088)	93,658	303.22%	7,650	93,658	1124.29%
Derivative Financial Instruments	57,299	(99,874)	-274.30%	(49,737)	(99,874)	100.80%
Gains(Loss) on sales of investments on equity securities	—	—	*	45,145	—	*
Securitization income	3,005	2,921	-2.79%	4,568	2,921	-36.06%
Dividend income	31	—	*	—	—	*
Communication, rent payments and others	113	165	46.02%	119	165	38.66%
Total other operating income	14,360	(3,130)	-121.80%	7,745	(3,130)	-140.41%

Total income	223,542	211,919	-5.20%	224,484	211,919	-5.60%
Operating expenses
Salaries and employee benefits	49,227	56,001	13.76%	93,163	56,001	-39.89%
Bonus plan payments	2,803	5,868	109.35%	(14,789)	5,868	139.68%
Compensation	3,061	1,044	-65.89%	1,202	1,044	-13.14%
Administrative and other expenses	70,085	82,118	17.17%	100,640	82,118	-18.40%
Deposit security, net	3,750	4,103	9.41%	2,493	4,103	64.58%
Donation expenses	35	45	28.57%	20,931	45	-99.79%
Depreciation	6,017	7,110	18.17%	8,279	7,110	-14.12%
Total operating expenses	134,978	156,289	15.79%	211,919	156,289	-26.25%

Net operating income	88,564	55,630	-37.19%	12,565	55,630	342.74%
Merger expenses	—	—	*	—	—	*
Goodwill amortization	2,305	417	-81.91%	417	417	*
Non-operating income (expense)
Other income	4,111	16,328	297.22%	48,055	16,328	-66.02%
Other expense	(32,206)	(3,427)	89.36%	3,346	(3,427)	-202.42%
Total non-operating income	(28,095)	12,901	145.92%	51,401	12,901	-74.90%
Income before income taxes	58,164	68,114	17.11%	63,549	68,114	7.18%
Income tax expense	(11,116)	(12,010)	8.04%	(1,236)	(12,010)	871.68%

Net income	47,048	56,104	19.25%	62,313	56,104	-9.96%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 13, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance